Exhibit 1A-215.2

Impact Housing REIT, LLC

AUTHORIZING RESOLUTION

Series A Investor Shares

The undersigned, being the Manager of Impact Housing REIT, LLC, a Delaware limited liability company (the “Company”), hereby adopts the following as an “Authorizing Resolution” pursuant to section 3.1 of the Limited Liability Company Agreement dated September 1, 2016 (the “LLC Agreement”):

1.          Definitions. Capitalized terms that are not otherwise defined in this Authorizing Resolution shall have the meanings given to them in the LLC Agreement.

2.          Authorization of Series. The Company shall have the authority to issue up to Three Million Five Hundred Thousand (3,500,000) Investor Shares designated as “Series A Investor Shares,” having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in this Authorizing Resolution.

3.          Distributions.

3.1.          Definitions. The following definitions shall apply for purposes of this section 3:

3.1.1.          “Affiliated Person” means the Manager, Edward P. Lorin, and any person who would be treated as related to either such person under section 267(b) or section 707(b) of the Internal Revenue Code of 1986.

3.1.2.          “Allocated Capital” means, for any Holder, an amount equal to the Unreturned Investment of such Holder multiplied by a fraction, the numerator of which is the Net Value of the Property that was the subject of the Capital Transaction (or the sum of Net Values, if more than one Property was the subject of the Capital Transaction) and the denominator of which is the Net Asset Value.

3.1.3.          “Capital Contribution” means (i) for a Holder who acquired his, her, or its Series A Investor Shares directly from the Company, the amount paid for such Series A Investor Shares; and (ii) for a Holder who acquired his, her, or its Series A Investor Shares from another person, the amount paid by the person who originally purchased such Series A Investor Shares from the Company.

3.1.4.          “Capital Transaction” means any sale, refinancing, or other transaction involving one or more Properties that is customarily considered as capital.

3.1.5.          “Excess Distribution” means the aggregate amount of the distributions (not fees) received from the Company by an Affiliated Person, whether as the owner of Common Shares, Series A Investor Shares, or otherwise, in excess of the amount of such Affiliated Person’s Capital Contribution.

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3.1.6.          “Final Holder” means a person who is a Holder upon the dissolution and liquidation of the Company, other than an Affiliated Person.

3.1.7.          “Holder” means an Investor Member who owns Series A Investor Shares.

3.1.8.          “Investor IRR” means, for any Holder, the IRR calculated on the Capital Contribution of each Holder, measured from the date such Holder was admitted to the Company (provided that for these purposes, the Company may assume that each Holder admitted to the Company during a month was admitted on the last day of such month) and assuming that the value of the Series A Investor Shares owned by such Holder is equal to the Residual Amount. The Investor IRR of a Holder who did not acquire his, her, or its Series A Investor Shares directly from the Company shall (i) be measured from the date the original owner of such Series A Investor Shares acquired such Series A Investor Shares from the Company, and (ii) take into account all distributions made with respect to Series A Investor Shares, to all owners.

3.1.9.          “Investor Preferred Return” means a cumulative, non-compounded return of seven percent (7%) per year on the Unreturned Investment of a Contributing Member.

3.1.10.        “IRR” means internal rate of return calculated using the “XIRR” function in Microsoft Excel, taking into account all Capital Contributions and distributions.

3.1.11.        “Member Loans” has the meaning set forth in section 2.3.1 of the LLC Agreement.

3.1.12.        “Net Asset Value” has the meaning set forth in section 8.7 of the LLC Agreement.

3.1.13.        “Net Value” means, for any Property, the net value of such Property used to calculate Net Asset Value.

3.1.14.        “Net Capital Proceeds” means the proceeds from any Capital Transaction minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, and (iv) other costs customarily taken into account in calculating net proceeds.

3.1.15.        “Operating Cash Flow” means the cash flow from the operations of the Company taking into account all revenue and all expense (including but not limited to debt service and the fees and charges payable to the Manager and its affiliates), and after establishing such reserves against future needs as the Manager shall determine.

3.1.16.        “Property” means a property owned by the Company.

3.1.17.        “Residual Value” means, for each Holder, the amount such Holder would receive if all of the assets of the Company were sold in a Capital Transaction for the values used to calculate the Net Asset Value and the Net Capital Proceeds, along any other cash or equivalents, distributed in accordance with this Authorizing Resolution.

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3.1.18.        “Target IRR” means an Investor IRR of sixteen percent (16%).

3.1.19.        “Unreturned Investment” means (i) for a Holder who acquired his, her, or its Series A Investor Shares directly from the Company, the Capital Contribution of such Holder reduced by the aggregate amount of any distributions received pursuant to section 3.3.3; and (ii) for a Holder who acquired his, her, or its Series A Investor Shares from another person, the Capital Contribution of such Holder reduced by the aggregate amount of any distributions received pursuant to section 3.3.3 by any previous owner of such Series A Investor Shares.

3.2.          Distributions of Operating Cash Flow. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Operating Cash Flow as follows:

3.2.1.         First, such Operating Cash Flow shall be used to repay any outstanding Member Loans.

3.2.2.         Second, any remaining Operating Cash Flow shall be distributed to the Holders until each Holder has received his, her, or its Investor Preferred Return for the current year and all prior years.

3.2.3.         Third, any remaining Operating Cash Flow shall be distributed:

(a)      Sixty five percent (65%) to the Holders; and

(b)      Thirty five percent (35%) to the holders of the Common Shares.

3.3.          Distributions of Net Capital Proceeds. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Net Capital Proceeds as follows:

3.3.1.         First, such Net Capital Proceeds shall be used to repay any outstanding Member Loans.

3.3.2.         Second, any remaining Net Capital Proceeds shall be distributed to the Holders until each Holder has received his, her, or its Investor Preferred Return for the current year and all prior years, provided that once a Holder has received his, her, or its Investor Preferred Return for the current year and all prior years, such Holder shall not receive any additional distribution pursuant to this paragraph.

3.3.3.         Third, any remaining Net Capital Proceeds shall be distributed to the Holders until each Holder has received a full return of his, her, or its Allocated Capital from the Capital Transaction.

3.3.4.         Fourth, until each Holder has achieved the Target IRR, any remaining Net Capital Proceeds shall be distributed thirty five percent (35%) to the holders of the Common Shares and sixty five percent (65%) to the Holders, provided that once a Holder has achieved the Target IRR, such Holder shall not receive any additional distribution pursuant to this paragraph.

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3.3.5.         Fifth, any remaining Net Capital Proceeds shall be distributed:

(a)     Fifty percent (50%) to the Holders; and

(b)     Fifty percent (50%) to the holders of Common Shares.

3.4.          Distributions Among Holders. Unless otherwise indicated, any distributions to be made to the Holders as a group, or to the holders of Common Shares as a group, shall be made pro rata based on the number of Shares owned.

3.5.          Clawback.

3.5.1.          In General. If, upon the liquidation and dissolution of the Company, any Final Holder has received an Investor IRR of less than seven percent (7%), then each Affiliated Person who has received an Excess Distribution shall re-contribute to the Company such Excess Distributions and such Excess Distributions shall be distributed to such Final Holders until each Final Holder has received an Investor IRR of seven percent (7%).

3.5.2.          Pro Rate Contributions and Distributions. All Excess Distributions received by Affiliated Persons shall be re-contributed pursuant to section 3.5.1 on a pro rata basis, based on the total amount of Excess Distributions each Affiliated Person has received. Similarly, all Excess Distributed to Final Holders pursuant to section 3.5.1 shall be distributed on a pro rata basis, based on the amount required for each Final Holder to receive an Investor IRR of seven percent (7%).

3.6.          Calculations. All calculations required by this section 3 shall be made by an accounting firm selected by the Manager, and, in the absence of fraud, its calculation shall be final and not subject to dispute.

4.          Price. Initially, the Series A Investor Shares shall be offered to the public for Ten Dollars ($10.00) for each Series A Investor Share. The price may be increased or decreased by the Manager based on changes in the Net Asset Value.

5.          Manner of Offering. Initially, the Series A Investor Shares shall be offered to the public in an offering under Tier 2 of Regulation A issued by the Securities and Exchange Commission. However, Series A Investor Shares may also be offered and sold publicly or privately in other offerings as determined by the Manager

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6.          Right to Request Purchase of Shares.

6.1.          In General. By giving notice to the Manager, an Investor Member owning Series A Investor Shares may request that the Company purchase, or arrange for the purchase, of all or any portion of the Series A Investor Shares owned by such Investor Member. If the notice does not specify the number of Series A Investor Shares to be purchased, it shall be deemed to request for the sale of all of the Series A Investor Shares owned by the requesting Investor Member. Unless otherwise specified by the requesting Investor Member, a request to arrange for the purchase of any specified number of Series A Investor Shares shall be deemed a request to arrange for the purchase of any lesser number as well.

6.2.          Obligation of Manager. Upon receive of a notice given pursuant to section 4.1, the Manager shall use commercially reasonable efforts to arrange for such purchase within ninety (90). In seeking to accommodate a request made pursuant to section 4.1, the Manager shall not be required to (i) purchase the Series A Investor Shares for its own account, (ii) contribute money to the Fund to fund such purchase, (iii) cause the Fund to borrow money or dispose of assets to fund such purchase, or (iv) take any other action that would, in the sole discretion of the Manager, be adverse to the interests of the Fund or its other Investor Members.

6.3.          Price. Unless otherwise agreed in writing between the selling Investor Member and the buyer, the price of Series A Investor Shares purchased and sold pursuant to this section 4 shall be ninety percent (90%) of the Residual Value of such Series A Investor Shares.

6.4.          Time Limitations.  The Manager shall not be obligated to arrange for the purchase of Series A Investor Shares within the first year after such Series A Investor Shares were issued by the Company. In each year thereafter, the original purchaser of such Series A Investor Shares or a successor in interest may request that the Manager arrange for the purchase of up to twenty five percent (25%) of the Series A Investor Shares originally issued to the original purchaser, which shall not carry forward from one year to the next.

6.5.          Limitation of Aggregate Purchases.  Notwithstanding the preceding paragraphs, during any calendar year the Manager shall not be obligated to arrange for the purchase of more than five percent (5%) of the total number of Series A Investor Shares outstanding on January 1st of such calendar year nor to arrange for the purchase of more Series A Investor Shares than would not legally be permitted under Delaware law.

6.6.          Development of Redemption Plan. The Manager may, but shall not be required to, develop a written plan for the redemption of Series A Investor Shares containing such rules, requirements, and restrictions as the Manager may determine in its sole discretion.

6.7.          Order of Priority. The Manager shall consider requests made pursuant to section 4.1 in the order in which such requests are received.

6.8.          Failure to Purchase. If the Manager is unable to arrange for the purchase of Series A Investor Shares, the Investor Member may either rescind or renew its request.

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6.9.          REIT Restrictions. The Manager may decline a request made by an Investor Member pursuant to section 4.1 if the Manager determines that the sale of such Investor Member’s Series A Investor Shares could jeopardize the status of the Fund as a REIT.

7.          Amendment of Rights. The Company shall not amend, alter or repeal the preferences, special rights, or other powers of the Series A Investor Shares so as to affect adversely the Series A Investor Shares vis-à-vis the Common Shares or any other series of Investor Shares, without the consent of the holders of a majority of the then-outstanding Series A Investor Shares.

8.          Other Series. The Company may issue one or more series of Investor Shares with rights superior to those of the Series A Investor Shares, provided that Shares of such series may not be owned by the Manager or its affiliates. Without limiting the preceding sentence, the Company may issue a series of Investor Shares whose holders have the right to receive distributions before any distributions are made to the holders of the Series A Investor Shares.

9.          Preemptive Rights. Holders of the Series A Investor Shares shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.

DATED:  September 1, 2016

IMPACT HOUSING REIT MANAGER, LLC

By
Edward P. Lorin, Manager

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